

Mail Stop 6010

July 2, 2008

John B. Henneman, III
Executive Vice President, Finance and Administration and
 Chief Financial Officer
Integra Lifesciences Holdings Corporation
311 Enterprise Drive
Plainsboro, New Jersey 08536

> **Re:** **Integra Lifesciences Holdings Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed May 16, 2008**
> **File No. 000-26224**

Dear Mr. Henneman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 49

1.   Please amend your Form 10-K to include a report of management on the company's internal control over financial reporting as required by Item 308 of Regulation S-K. The report should include, as discussed in Item 308(a)(3), management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

2.   You disclose that "[t]otal revenues, net, include product sales, product royalties and other revenues, such as fees received under research, licensing, and distribution arrangements, research grants, and technology-related royalties." Please tell us and revise future filings to state separately any net sales of tangible products, revenues from services, and other revenues that represent ten percent or more of your total revenues, consistent with Rule 5-03(b) of Regulation S-X. Please ensure that the related costs and expenses are combined in the same manner.

3.   You disclose that "[p]roduct sales are recognized when delivery has occurred and title and risk of loss has passed to the customer, there is a fixed or determinable sales price, and collectibility of that sales price is reasonably assured." Please tell us and disclose in future filings how these criteria are applied to the company's revenue transactions. For example, disclose whether you recognize revenue upon shipment because freight terms are FOB shipping point, or upon delivery or some other point and why. Discuss any significant considerations related to the fixed and determinable criteria and collectability that apply to your revenue transactions and impact how you record revenue.

4.   Please describe to us and in future filings disclose the significant terms of the return rights and other allowances you grant customers under your revenue transactions.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant
 Chief Accountant